United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Notice to Shareholders

Vale confirms receipt of nominations for candidates for the Fiscal Council

Rio de Janeiro, March 25, 2025 – Vale S.A (“Vale” or “Company”) confirms that on March 17, 2025, it has received from the shareholders Franklin Templeton Investments[1], Argucia Capital Gestão de Recursos Ltda.[2], and Capstone Partners Gestão de Recursos Ltda.[3], the nomination of 1 (one) candidate and his respective alternate member for the Fiscal Council’s composition for the 2025-2026 term, as mentioned below and as already reflected in the Distance Voting Ballot:

Nominee for effective member	Nominee for alternate member
Aristoteles Nogueira Filho	Leda Maria Deiro Hahn

Vale clarifies that the aforementioned nominations have already been included in the Management Proposal and the Distance Voting Ballot since March 17, 2025, the date on which the Company convened the Meetings,

according to the documents available here.

The nominations and required information are disclosed in the form received by the Company and disclosed to the market in the Management Proposal, and are attached to this communication.

The Fiscal Council is a permanent body established in Vale’s Bylaws and provided for in Brazilian Corporate Law, which independently oversees the actions by Executive Committee and the Board of Directors. It comprises 3 to 5 full members and an equal number of alternates, nominated by shareholders and submitted to election at the Annual General Meeting each year. The Fiscal Council is responsible, in particular, for verifying compliance with statutory and legal duties, including reviewing the Financial Statements, issuing an opinion on the Management Report and on proposals by the management bodies submitted to the General Meeting regarding changes to the share capital, issuance of debentures or subscription bonuses, investment plans or budgets, among other duties. To learn more about the body, please see the Vale’s Bylaws (available here), the Fiscal Council’s Internal Regulations (available here), and the Proxy Statement and the Management Proposal for the Meetings (available here).

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] As the manager of the following investment funds: Franklin Emerging Markets Core Equi; Franklin Fund Allocator Series; Franklin Templeton Investment Funds; Franklin Templeton Variable Insurance; Templeton Developing Markets Trust; Templeton Emerging Markets Fund; Templeton Emerging Markets Fund (US); Templeton Emerging Markets Investment.

[2] As the manager of the following investment funds: Argucia Income Fundo de Investimentos em Ações – BDR Nível 1 and Sparta Fundo de Investimentos em Ações – BDR Nível 1.

[3] As the manager of the following investment fund Capstone Macro Master Fundo de Investimento Multimercado.

FREE TRANSLATION - A translated version was not provided by the shareholders to the Company

São Paulo, March 17, 2025

To

VALE S.A

Praia de Botafogo, nº 186, 18º andar - Torre Oscar Niemeyer

Rio de Janeiro/RJ

Att. Investor Relations Officer

Mr. Marcelo Bacchi

Ref.: Request for inclusion of candidate nomination in the Distance Voting Ballot and in the ADR's Proxy Card

Dear Sirs,

The Investment Funds managed by **Franklin Templeton Investments**, according to the list contained in Exhibit 01 designated individually as "shareholder" and, jointly, as "shareholders" and as shareholders of **VALE S.A.** ("Company"), as evidenced by the attached documents, hereby, pursuant to CVM Resolution No. 81/22, as amended, request the inclusion in the Distance Voting Bulletin ("BVD") of the 2025 Annual General Meeting ("AGM") and in the Proxy Card for ADR (American Depository Receipts) holders (including not being subject to the requirement of the percentage of the share capital for said inclusion[1]), of the nominations of candidates for the Company's Fiscal Council[1].

(i) **For the Fiscal Council - Article 161, paragraph 4, item "b" of the Brazilian Corporation Law:**

Aristoteles Nogueira Filho, Brazilian, single, engineer, bearer of Identity Card CNH No. 03496558004, issued by DETRAN SP on 05/17/2024, registered with the CPF/MF under No. 109.345.067-36, resident and domiciled at Rua Anunze nº 209, São Paulo/SP, Brazil – **EFFECTIVE MEMBER**;

LEDA MARIA DEIRO HAHN, Brazilian, married, consultant, bearer of Identity Card RG No. 3.578.754/IFP, registered with the CPF/MF under No. 664.501.287-04 and resident and domiciled at Rua Engenheiro Cortes Sigaud nº 11, Bloco 02, Apto. 502, Leblon, Rio de Janeiro/RJ, Brazil – **ALTERNATE MEMBER**.

The Reference Forms and Profiles are attached to this letter, and the candidates inform that if elected, they will sign the Declaration of Independence, in accordance with the provisions of the prevailing corporate legislation.

The shareholders also request that this letter be published on the internet through the empresas.net system on the CVM website, simultaneously with the presentation of the list of candidates recommended by the Board of Directors.

It is particularly noted the importance of communicating such nominations to the representatives of non-resident investors, in English, and no less importantly, that the disclosure is made in the

[1] SEP/CVM, in response to a Consultation submitted by Petrobras, understood that the Company may include the names of minority candidates in the Proxy Card, allowing ADR (BDR) holders to fully exercise their voting rights.
[2] This nomination will be accompanied by other shareholders who will send their correspondence in a timely and independent manner, converging on the same nominations to make up the necessary percentages.

exact terms of this letter, with full transparency regarding the manner and procedures by which the candidates are being presented, including their respective profiles.

Without prejudice to the disclosure of the candidates through the Distance Voting Ballot, the shareholders also request that the American Depositary Receipt – ADR Voting Ballot contains the same information, preventing shareholders, especially non-residents, from encountering different voting situations for the same matters.

In view of the foregoing, the shareholders request the Company's analysis and immediate response regarding the documentary compliance of this letter, as well as the inclusion of the names of the candidates nominated to the Board of Directors and the Fiscal Council in the Distance Voting Ballot – BVD, pursuant to CVM Resolution No. 81/22, and in the Proxy Card of ADR holders, so that the other shareholders of the Company may become aware of these nominations, without prejudice to the other disclosures required herein.

Finally, the signees note that they have been long-standing shareholders of the company and that these nominations reflect their best understanding of the current needs of the Company. All communications regarding this document may be made in writing and delivered via email to the attention of Daniel Alves Ferreira – daniel.ferreira@alfm.adv.br .

Regards,

____

DANIEL ALVES FERREIRA

EXHIBIT 01

security account id	security number	quantity	cpf_cnjp
0002640344:FRANKLIN EMERGING MARKETS CORE EQUI	BRVALEACNOR0:VALE3	45.300	33701315000115
0002655163:FRANKLIN FUND ALLOCATOR SERIES -	BRVALEACNOR0:VALE3	89.100	50472627000113
0002069981:FRANKLIN TEMPLETON INVESTMENT FUNDS	BRVALEACNOR0:VALE3	785.507	97539485000128
0002071900:FRANKLIN TEMPLETON INVESTMENT FUNDS	BRVALEACNOR0:VALE3	3.095.907	97539485000128
0002139084:FRANKLIN TEMPLETON INVESTMENT FUNDS	BRVALEACNOR0:VALE3	734.125	97539485000128
0002531618:FRANKLIN TEMPLETON INVESTMENT FUNDS	BRVALEACNOR0:VALE3	56.956	97539485000128
0002658910:FRANKLIN TEMPLETON INVESTMENT FUN	BRVALEACNOR0:VALE3	7.852	97539485000128
0002081680:FRANKLIN TEMPLETON VARIABLE INSURAN	BRVALEACNOR0:VALE3	272.323	97540371000106
0002080403:TEMPLETON DEVELOPING MARKETS TRUST	BRVALEACNOR0:VALE3	1.203.004	97540372000142
0002080284:TEMPLETON EMERGING MARKETS FUND	BRVALEACNOR0:VALE3	764.737	97540375000186
0002080047:TEMPLETON EMERGING MARKETS FUND (US	BRVALEACNOR0:VALE3	231.595	97540378000110
0002080136:TEMPLETON EMERGING MARKETS INVESTME	BRVALEACNOR0:VALE3	2.693.728	97540380000199

FREE TRANSLATION - A translated version was not provided by the shareholders to the Company

Rio de Janeiro, March 17, 2025.

To

VALE S.A

Praia de Botafogo, nº 186, 18º floor - Torre Oscar Niemeyer Rio de Janeiro/RJ

A/C Sr. Marcelo Feriozzi Bacci - Investor Relations Officer

Ref.: Request for the inclusion of candidate nominations in the Distance Voting Ballot and the Proxy Card of the ADRs

Dear Sirs,

ARGUCIA CAPITAL GESTÃO DE RECURSOS LTDA., registered with CNPJ/MF under the No 07.221.832/0001-87, represented herein in accordance with its Bylaws and in the capacity of manager of the investors listed in Annex I, all of them shareholders of VALE S.A. ("Companhia"), as evidenced by the attached documents, hereby requests, in accordance with CVM Resolution No 81/22, as amended, the nomination of the following candidates to the Board of Directors and the Fiscal Council of the Company[1].

(i) **For the Fiscal Council**: (a) as effective member, **Aristoteles Nogueira Filho**, Brazilian, single, engineer, holder of the Identity Card CNH No 03496558004, issued by DETRAN SP on 05/17/2024, registered with the CPF/MF under the No 109.345.067-36, resident and domiciliated at Rua Anunze nº 209, São Paulo/SP, Brazil; and (b) as alternate member, **Leda Maria Deiro Hahn**, Brazilian, married, consultant, holder of the Identity Card RG No 3.578.754/IFP, registered with the CPF/MF under the No 664.501.287-04 and resident and domiciliated at Rua Engenheiro Cortes Sigaud nº 11, Bloco 02, Apto. 502, Leblon, Rio de Janeiro/RJ, Brazil – **ALTERNATE MEMBER**.

The Reference Forms and Profiles are attached to this letter, and the candidates inform that if elected, they will sign the Declaration of no legal impediment, in accordance with the provisions of the prevailing corporate legislation.

Furthermore, in view of the above, the shareholder requests the Company's analysis and immediate response regarding the documentary regularity of this letter, as well as (a) that this letter be published on the internet through the empresas.net system on the CVM website, simultaneously with the presentation of the list of candidates recommended by the Board of Directors; and (b) the inclusion of the names of the candidates nominated for the Board of Directors and the Fiscal Council in the Distance Voting Ballot – BVD, in accordance with CVM Resolution No. 81/22 and in the Proxy Card of ADR holders, so that the other shareholders of the Company can become aware of these nominations, without prejudice to the other disclosures required herein.

Finally, the signees note that they have been long-standing shareholders of the company and that these nominations reflect their best understanding of the current needs of the Company. All communications regarding this document may be made in writing and delivered via email to the attention of Ricardo Magalhães – magalhaes@argucia.com.br

Best Regards,

____

ARGUCIA CAPITAL GESTÃO DE RECURSOS LTDA.

[1] This nomination will be supported by other shareholders who will send their correspondence in a timely and independent manner, converging on the same nominations to reach the required percentages.

FREE TRANSLATION - A translated version was not provided by the shareholders to the Company

Rio de Janeiro, March 17, 2025.

To VALE S.A

Praia de Botafogo, nº 186, 18º floor - Torre Oscar Niemeyer Rio de Janeiro/RJ

Att. Investor Relations Officer

Mr. Marcelo Bacchi

Ref.: Request the inclusion of candidate nominations on the Remote Voting Ballot and the Proxy Card of the ADRs.

Dear Sirs,

CAPSTONE MACRO MASTER MULTIMARKET INVESTMENT FUND, registered with the CNPJ/MF under RIº 35.803.288/0001-17, represented herein by its asset manager, **CAPSTONE PARTNERS GESTÃO DE RECURSOS LTDA.**, a limited liability company, registered with the CNPJ/MF under No. 33.552.500/0001-95, headquartered in the City and State of Rio de Janeiro, at Avenida Bartolomeu Mitre, nº 336, 2nd floor, Leblon, CEP 22431-002 ("Fund"), as a shareholder of VALE S.A ("Company"), as per is proven by the attached documents, holder of 11,423,066 common shares, equivalent to 0.2517% of the Company's capital stock, hereby, pursuant to CVM Resolution No. 81/22, as amended, requests the inclusion in the Remote Voting Ballot ("BVD", acronym in Portuguesa) of the 2025 Annual General Meeting ("AGM") and in the Proxy Card for holders of ADRs — American Depositary Receipts ("ADRS"), (not subject to the requirements of the percentage of the capital share for such inclusion), the nomination of candidates for the Company's Fiscal Council, based on Art. 37, I of CVM Resolution No. 81/22.

(i) Nomination for the Fiscal Council - Art. 161(4), item "b" of the Brazilian Corporation Law

ARISTOTELES NOGUEIRA FILHO, Brazilian, single, engineer, bearer of Identity Card CNH No. 03496558004, issued by DETRAN/RJ, registered with the CPF/MF under No. 109.345.067-36, resident and domiciled at Rua Anunze, nº 209, Boacava, São Paulo/SP, Brazil, CEP 05470- 010 — **EFFECTIVE MEMBER;**

FREE TRANSLATION - A translated version was not provided by the shareholders to the Company

<u>LEDA MARIA DEIRO HAHN</u>, Brazilian, married, consultant, bearer of Identity Card RG No. 3.578.754, issued by the IFP, registered with the CPF/MF under Ri° 664.501.287-04, resident and domiciled at Rua Engenheiro Cortes Sigaud, ri° 11, Bloco 02, Apto. 502, Leblon, Rio de Janeiro/RJ, Brazil, CEP 22450—150 — **<u>ALTERNATE MEMBER</u>**.

The Reference Forms and Resumes are attached to this letter, and the candidates are informed that if elected, they will sign the Declaration of Clearance within the time provided for in the corporate legislation and the regulatory norms in force, especially considering the provisions of Art. 11, items I and II of CVM Resolution No. 81/22 and Art. 147, §3, and §4 of the Brazilian Corporation Law.

The Fund also requests that this letter be published on the World Wide Web, through the system empresas.net, on the CVM website, concomitantly with the presentation from the list of candidates recommended by the Board of Directors.

It should be noted, in particular, the importance of communicating such applications to the representatives of non-resident investors in English and, no less important, that the disclosure takes place in the exact terms of this letter, with full transparency of the form and procedures by which the candidates are positioning themselves, with their respective resumes.

Without prejudice to the disclosure of the candidates through the Remote Voting Ballot, the Fund also requests that the American Depositary Receipt (ADR) Proxy Card contain the same information, preventing shareholders, especially non-residents, from encountering different voting situations for the same matters.

Given the above, the Fund requires the analysis and immediate manifestation by the Company regarding the documentary regularity of this letter, as well as the inclusion of the names of the candidates nominated for the Fiscal Council in the Remote Voting Ballot (BVD), pursuant to CVM Resolution No. 81/22 and in the Proxy Card of ADR holders, so that the others shareholders of the Company may be aware of these indications, without prejudice to the other publicity required herein.

Finally, the Fund notes that the indications reflect a better understanding of the Company's current needs. All communications regarding this document may be made in writing and delivered via electronic mail (e-mail) to the address controle@capstone com.br.

____

CAPSTONE PARTNERS GESTÃO DE RECURSOS LTDA.

CNPJ/MF: 33.552.500/0001-95

FREE TRANSLATION - A translated version was not provided by the shareholders to the Company

As Manager of **CAPSTONE MACRO MASTER MULTIMARKET INVESTMENT FUND — CNPJ/MF: 35.803.288/0001-17**

Frederico Djun Takahashi Saraiva Managing Partner

CPF/MF: 053.151.707-13

Cristiano Freire Amorim

Managing Partner CPF/MF: 024.798.747-61

APPENDIX P

Shareholder Information

Name/Corporate Name: Capstone Partners Gestão de Recursos Ltda.;

Electronic address: controle@capstone.com.br;

Shareholding Start Date: 03/31/2020;

Number and Percentage of Shares in CIA (type and class of ownership): 11,423,066 common shares, equivalent to 0.2517% of the Capital Stock;

Number of Shares Borrowed: N/A;

Total Exposure in CIA Equity-Referenced Derivatives: Order: Buy; Asset: Call — VALEC585; Quantity: 3,500,000.00 (three million and five hundred thousand options); Expiration: 03/20/2025.

Information on the candidates according to items 7.3 to 7.6 of the Reference Form.

7.3 Composition and professional experience of the board of directors and the supervisory board.
7.5 Information on the existence of a marital relationship, stable partnership or affinity up to the second degree with directors of the issuer, its subsidiaries and controlling shareholders.
7.6 Relationships of subordination, provision of services or control between directors and subsidiaries, controlling shareholders and others during the last three financial years.

Name: Aristoteles Nogueira Filho	**CPF:** 109.345.067-36	**Profession:** Engenheiro	**Date of birth:** 08/12/1985

Position(s): candidate for the position of Fiscal Council's member.
Professional experience: He has extensive professional experience in the financial sector, with expertise in several sectors, including oil and gas, commodities and consumer goods. He began his career in the financial market in 2006, working at Santander, Societé Generale and Safra. More recently, he held positions at major Brazilian asset management companies such as Opportunity, Truxt and XP, focusing on stock analysis and portfolio management. He is a member and coordinator of the fiscal council of Sabesp (since 2024), served as a fiscal advisor at CELPE and is a member of the board of the Ponte Institute, an NGO focused on education.
Education: He holds a degree in Engineering from the State University of Campinas (UNICAMP) and a specialization in Mechatronic Engineering from the École Nationale Supérieure d'Arts et Métiers (ENSAM). He holds several certifications, including CFA, CGA, CPA-20 and CNPI, and courses in business analysis (Massachusetts Institute of Technology), corporate law (Fundação Getulio Vargas), board development (Fundação Dom Cabral) and Fiscal Council (IBGC).

Management Bodies:

Management body	**Investiture date**	**Term of office**	**Position**	**Description of other position/role**	**Tenure date**	**Elected by the controlling shareholder**	**Start date of first mandate**
Fiscal Council	04/30/2025	Until the Ordinary General Meeting to be held on 2026	Fiscal Council's member	N/A	Until 05/30/2025	No	04/30/2025

Convictions	
Conviction type: N/A	Description of conviction: N/A
Family relations	Declared that there is no marital relationship, stable union or family relation up to the second degree between them and (i) the other directors and officers of Vale; (ii) the directors and officers of Vale's direct or indirect subsidiaries; (iii) Vale's direct or indirect controllers; and (iv) the directors or officers of Vale's direct and indirect controlling companies.
Subordination, service, or control relationships	N/A
Politically Exposed Person	N/A
Independence criteria	Independent member

Name: Leda Maria Deiro Han	**CPF:** 664.501.287-04	**Profession:** Engenheiro	**Date of birth:** 01/19/1960

Position(s): candidate for the position of Fiscal Council's member.
Professional experience: Extensive professional experience including government (IPEA and Ministry of Finance), consulting firms, investment banks, pension funds and port infrastructure investment companies. Activities focused on investment analysis, preparation of projections, budget control of large projects, negotiations to obtain long-term loans for investments in the infrastructure area, negotiations involving various stakeholders, negotiations between controlling shareholders aiming at market exit for shareholding positions. Member of the boards of directors and fiscal councils of Brazilian companies listed on B3, as follows: Fiscal Council of Grupo CCR S.A. – year: 2022 and reelected at the AGMs of 2023 and 2024; Fiscal Council of Assaí Atacadista S.A. – elected at the AGM of 2023 and reelected at the AGM of April 2024; Fiscal Council of HBR Realty Empreendimento Imobiliários S.A. – elected at the AGM of 2023 and reelected at the AGM of April 2024; (iv) Board of Directors of Marisol SA – year: 2008; Board of Directors of Telemig Celular Participações SA – year: 2006; Board of Directors of Jari Celulose SA – year: 2003; Fiscal Council of CPFL SA - year: 2002; Fiscal Council of Petrobras S.A. – year: 2002; Board of Directors of Bonaire Participações S.A. – year: 2002; Board of Directors of Solpart Participações S.A. – year: 2000; Board of Directors of TeleNorte Celular Participações SA (alternate) – year: 2001; Board of Directors of Perdigão S.A. (alternate) – years: 2001 and 2002; Advisory Council of the Brazil Private Equity Fund, managed by CSFB – years: 2000, 2001, 2002

Management Bodies:

Management body	Investiture date	Term of office	Position	Description of other position/role	Tenure date	Elected by the controlling shareholder	Start date of first mandate
Fiscal Council	04/30/2025	Until the Ordinary General Meeting to be held on 2026	Fiscal Council's member	N/A	Until 05/30/2025	No	04/30/2025

Convictions	
Conviction type: N/A	Description of conviction: N/A
Family relations	Declared that there is no marital relationship, stable union or family relation up to the second degree between them and (i) the other directors and officers of Vale; (ii) the directors and officers of Vale's direct or indirect subsidiaries; (iii) Vale's direct or indirect controllers; and (iv) the directors or officers of Vale's direct and indirect controlling companies.
Subordination, service, or control relationships	N/A
Politically Exposed Person	N/A
Independence criteria	Independent member

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 25, 2025		Director of Investor Relations